UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos Avenue and Foivis 2 Street 166-74 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated October 9, 2026: DYNAGAS LNG PARTNERS LP ANNOUNCES OPTIONAL PARTIAL REDEMPTION OF 9.00% SERIES A CUMULATIVE REDEEMABLE PREFERRED UNITS.

The information contained in this Report and the exhibit hereto are hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-281195) that has an effective date of November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES OPTIONAL PARTIAL REDEMPTION OF 9.00% SERIES A CUMULATIVE REDEEMABLE PREFERRED UNITS

ATHENS – October 9, 2026 – Dynagas LNG Partners LP (NYSE: DLNG) (the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced that it has issued a notice of partial redemption to the holders of its issued and outstanding 9.00% Series A Cumulative Redeemable Preferred Units (NYSE: DLNG PRA) (CUSIP Y2188B116 / ISIN MHY2188B1166) (the “Series A Preferred Units”), notifying such holders that the Partnership has elected to exercise its option to redeem 2,000,000 of the 3,000,000 issued and outstanding Series A Preferred Units, on November 12, 2026 (the “Redemption Date” and such redemption, the “Partial Redemption”).

After the Partial Redemption, the Series A Preferred Units being redeemed in connection with the Partial Redemption will no longer be outstanding and all rights with respect to such units will terminate, except the right of such holders to receive the Redemption Price (as defined below). The 1,000,000 Series A Preferred Units not redeemed in connection with the Partial Redemption shall remain outstanding and subject to all the rights and preferences provided in the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

The redemption price will be equal to $25.00 per redeemed Series A Preferred Unit (the “Redemption Price”), which will be payable in cash on the Redemption Date. Because the Redemption Date is a Series A Distribution Payment Date (as such term is defined in the Partnership Agreement), there will be no accumulated and unpaid distributions on the Series A Preferred Units at the time of the Partial Redemption.

The Partnership has designated Computershare Trust Company, N.A. as the paying agent for the Series A Preferred Units (the “Paying Agent”). The address of the Paying Agent is: 150 Royall Street, Suite 101, Canton MA 02021, Attn: Corporate Actions.

All Series A Preferred Units are represented by a single certificate issued to The Depository Trust Company (“DTC”) and registered in the name of its nominee, Cede & Co. The Series A Preferred Units being redeemed will be surrendered automatically to the Paying Agent in accordance with the applicable procedures of DTC.

The information in this press release regarding the Partial Redemption does not constitute a notice of redemption of the Series A Preferred Units, and is neither an offer to purchase nor a solicitation of an offer to sell any Series A Preferred Units.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership that owns liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP

Attention: Michael Gregos

Tel. +30 210 8917960

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis Markella Kara

Capital Link, Inc.

230 Park Avenue, Suite 1540

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including, among other things, statements regarding the timing and funding of the Partial Redemption.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “will,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.